UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒            Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐             No    ☒

KT CORPORATION

Financial Statements

(Unaudited)

June 30, 2002 and 2003

(With Accountants’ Review Report Thereon)

Accountants’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KT Corporation:

We have reviewed the accompanying balance sheet of KT Corporation (the Company) as of June 30, 2003, and the related statements of earnings for the three-month period ended June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003 and cash flows for the three and six-month periods ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The accompanying statement of earnings for the three-month period ended June 30, 2002, presented for comparative purposes, was not reviewed. We did not review the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3 and 44.7 percent owned subsidiary at June 30, 2002 and 2003, respectively, as of and for the six-month periods ended June 30, 2002 and 2003, and (2) KTICOM Co., Ltd. (“KTICOM”), a 46.6 percent and 87.3 percent owned (all indirectly owned by KTF) subsidiary at June 30, 2002 and March 5, 2003, respectively, as of June 30, 2002 and March 5, 2003 and for the six-month period ended June 30, 2002 and for the period from January 1, 2003 to March 5, 2003. Those financial statements were reviewed by other accountants whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other accountants.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and the reports of the other accountants, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying balance sheet as of December 31, 2002, and the related statements of earnings, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 13, 2003, expressed an unqualified opinion. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3 percent owned subsidiary at December 31, 2002, as of and for the year ended December 31, 2002, (2) KT ICOM Co., Ltd. (“KT ICOM”), a 87.3 percent (all indirectly owned by KTF) owned subsidiary at December 31, 2002, as of December 31, 2002, and for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF and KT ICOM, is based solely on the reports of the other auditors. The accompanying balance sheet of the Company as of December 31, 2002, presented for comparative purposes is not materially different from the audited balance sheet, except for the effects of applying the Statements of Korea Accounting Standards No. 6, “Events Occurring after the Balance Sheet Date,” and No. 8, “Investments in Securities.”

The accompanying financial statements as of and for the six-month period ended June 30, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the financial statements.

The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in note 2(a) to the financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As discussed in note 2(a) to the financial statements, effective on January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of prior year financial statements were reclassified to conform to the current years presentation.

As discussed in note 10 to the financial statements, the Company’s revenues earned from and expenses incurred as a result of transactions with its affiliates for the six-month period ended June 30, 2003 amounted to (Won)281,855 million and (Won)381,660 million, respectively, and accounts receivable from, accounts payable to affiliates and convertible notes of KTF as of June 30, 2003, aggregated (Won)45,135 million, (Won)172,225 million and (Won)321,673 million, respectively. In addition, as of June 30, 2003, the Company provided payment guarantees aggregating (Won)71,354 million for certain affiliates’ indebtedness and contract performance.

As discussed in note 23 to the financial statements, on January 6, 2003 and June 20, 2003, the Company retired respectively 15,454,659 shares of treasury stock obtained through an equity swap with SK Telecom Co., Ltd. and an additional 2,937,000 shares of treasury stock by a charge to retained earnings. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 to 290,686,000.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 5, 2003

This report is effective as of August 5, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION

Balance Sheets

December 31, 2002 and June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars)

Assets	2002		2003	2003 (note 3)
Current assets:
Cash and cash equivalents (notes 4 and 19)	(Won)	853,338	1,011,065	$845.4
Short-term financial instruments (note 5)		155,699	176,964	148.0
Current portion of investment securities (note 8):
Available-for-sale securities		853,280	60,260	50.4
Held-to-maturity securities		218	311	0.3
Notes and accounts receivable – trade, less allowance for doubtful accounts of (Won)255,783 in 2002 and (Won)342,406 in 2003 (notes 10 and 19)		2,033,933	1,988,517	1,662.6
Accounts receivable – other, less allowance for doubtful accounts of (Won)45,681 in 2002 and (Won)44,414 in 2003 (notes 10 and 19)		762,208	240,297	200.9
Inventories (note 6)		80,423	66,788	55.8
Other current assets (notes 7 and 19)		186,820	254,155	212.5

Total current assets		4,925,919	3,798,357	3,175.9

Investment securities:
Available-for-sale securities (notes 8 and 10)		572,702	545,087	455.8
Held-to-maturity securities (note 8)		3,239	3,543	3.0
Equity securities of affiliates (note 9)		2,795,681	3,063,846	2,561.7

Total investment securities		3,371,622	3,612,476	3,020.5

Property, plant and equipment, at cost (note 11)		33,864,223	33,593,498	28,088.2
Less accumulated depreciation		(22,054,326)	(22,374,507)	(18,707.8)

Net property, plant and equipment		11,809,897	11,218,991	9,380.4

Other assets (notes 10, 12, 19 and 27)		1,653,679	1,521,219	1,271.9

Total Assets	(Won)	21,761,117	20,151,043	$16,848.7

See accompanying notes to financial statements.

KT CORPORATION

Balance Sheets, Continued

December 31, 2002 and June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars, except share data)

Liabilities and Stockholders’ Equity	2002		2003	2003 (note 3)
Current liabilities:
Notes and accounts payable – trade (notes 10 and 19)	(Won)	940,120	705,806	$590.1
Short-term borrowings (notes 13 and 19)		500,000	—	—
Current portion of long-term debt (notes 15 and 19)		1,045,791	1,028,380	859.8
Accounts payable – other		799,305	509,034	425.6
Advance receipts		109,968	80,580	67.4
Accrued expenses		172,741	290,377	242.8
Withholdings		61,264	87,212	72.9
Income taxes payable		415,996	571,985	478.2
Other current liabilities (notes 14 and 15)		143,489	155,288	129.9

Total current liabilities		4,188,674	3,428,662	2,866.7
Long-term debt, excluding current portion (notes 15 and 19)		7,562,490	7,448,748	6,228.1
Refundable deposits for telephone installation (notes 10 and 16)		1,536,738	1,331,678	1,113.4
Retirement and severance benefits, net (note 17)		334,792	429,666	359.3
Other long-term liabilities (note 18)		147,848	133,926	112.0

Total liabilities		13,770,542	12,772,680	10,679.5

Stockholders’ equity:
Common stock of (Won)5,000 par value (note 20)
Authorized – 1,000,000,000 shares Issued – 309,077,659 shares in 2002 and 290,686,000 shares in 2003		1,560,998	1,560,998	1,305.2
Capital surplus (note 21)		1,440,258	1,440,258	1,204.2
Retained earnings:
Appropriated (note 22)		6,442,265	8,025,853	6,710.6
Unappropriated		1,916,476	438,720	366.8
Capital adjustments:
Unrealized gains (losses) on available-for-sale securities (note 8)		742,806	(79,219)	(66.2)
Unrealized gains on equity securities of affiliates (note 9)		6,532	51,927	43.4
Stock options (note 29)		103	3,032	2.5
Treasury stock (note 23)		(4,112,225)	(4,056,575)	(3,391.8)
Loss on retirement of treasury stock		(6,638)	(6,631)	(5.5)

Total stockholders’ equity		7,990,575	7,378,363	6,169.2
Commitments and contingencies (note 24)

Total liabilities and stockholders’ equity	(Won)	21,761,117	20,151,043	$16,848.7

See accompanying notes to financial statements.

KT CORPORATION

Statements of Earnings

For the three and six-month periods ended June 30, 2002 and 2003

(Unaudited)

(In millions of won and U.S. dollars, except earnings per share)

	2002			2003		2003 six-month period (note 3)
	three-month period		six-month period	three-month period	six-month period
Operating revenues (notes 10 and 25)	(Won)	2,899,271	5,827,537	2,946,765	5,918,868	$4,948.9
Operating expenses (notes 10 and 26)		2,439,039	4,587,675	2,335,569	4,582,994	3,831.9

Operating income		460,232	1,239,862	611,196	1,335,874	1,117.0

Other income (expense) (note 10):
Interest income		15,333	28,910	19,262	46,196	38.6
Interest expense		(106,592)	(200,491)	(106,376)	(221,300)	(185.0)
Equity in losses of affiliates (note 9)		(29,788)	(31,313)	(28,501)	(77,318)	(64.7)
Dividend income		250	6,644	250	15,131	12.7
Foreign currency transactions gain, net		98,349	95,984	49,072	5,563	4.7
Loss on disposition of inventories, net		(3,080)	(6,161)	(193)	(466)	(0.4)
Loss on disposition of property, plant and equipment, net		(20,366)	(25,985)	(15,343)	(29,204)	(24.4)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		277,811	282,591	(282)	774,959	648.0
Contributions received for losses on universal telecommunications services (note 32)		21,100	34,964	39,467	66,346	55.5
Donations and contribution payments (notes 24 and 31)		(39,872)	(78,374)	(46,483)	(82,514)	(69.0)
Other, net		(12,823)	11,789	29,435	54,987	45.9

		200,322	118,558	(59,692)	552,380	461.9

Earnings before income taxes		660,554	1,358,420	551,504	1,888,254	1,578.9
Income taxes (note 27)		172,138	368,538	267,148	643,268	537.9

Net earnings	(Won)	488,416	989,882	284,356	1,244,986	$1,041.0

Basic earnings per share of common stock in won and U.S. dollars (note 28)	(Won)	1,869	3,667	1,314	5,717	$4.8

Diluted earnings per share of common stock in won and U.S. dollars (note 28)	(Won)	1,585	3,306	1,126	4,789	$4.0

See accompanying notes to financial statements.

KT CORPORATION

Statement of Cash Flows

For the three and six-month period ended June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars)

	2003			2003 six-month period (note 3)
	three-month period		six-month period
Cash flows from operating activities:
Net earnings	(Won)	284,356	1,244,986	$1,041.0
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		573,799	1,122,446	938.5
Amortization		13,619	28,070	23.5
Provision for doubtful notes and accounts receivable – trade		60,583	109,053	91.2
Provision for retirement and severance benefits		53,284	128,279	107.3
Loss on disposition of property, plant and equipment		15,343	29,204	24.4
Loss on foreign currency transactions and translation, net		(60,400)	(5,667)	(4.7)
Loss (gain) on disposition of available-for-sale securities		282	(774,959)	(648.0)
Equity in losses of affiliates		28,501	77,318	64.6
Payment of retirement and severance benefits		(17,021)	(33,121)	(27.7)
Deferred income tax expense		93,507	68,353	57.2
Changes in assets and liabilities:
Increase in notes and accounts receivable – trade		(16,033)	(59,513)	(49.8)
Increase in accounts receivable – other		(42,204)	(2,865)	(2.4)
Increase in inventories		(39,966)	(49,275)	(41.2)
Decrease (increase) in prepaid expenses		23,002	(55,922)	(46.8)
Increase in other current assets		(893)	(5,499)	(4.6)
Decrease in notes and accounts payable – trade		(23,434)	(234,314)	(195.9)
Decrease in accounts payable – other		(14,445)	(290,271)	(242.7)
Increase in withholdings		25,976	25,948	21.7
Increase (decrease) in advance receipts		24,149	(29,388)	(24.6)
Increase in accrued expenses		8,471	117,636	98.4
Increase (decrease) in income taxes payable		(58,946)	155,990	130.4
Increase in other current liabilities		5,796	17,433	14.6
Decrease (increase) in severance benefits insurance deposit		314	(284)	(0.3)
Other, net		(14,948)	(18,277)	(15.3)

Net cash provided by operating activities		922,692	1,565,361	1,308.8

See accompanying notes to financial statements.

KT CORPORATION

Statement of Cash Flows, Continued

For the three and six-month period ended June 30, 2003

(Unaudited)

(In millions of won and U.S. dollars)

	2003			2003 six-month period (note 3)
	three-month period		six-month period
Cash flows from investing activities:
Purchases of property, plant and equipment	(Won)	(368,085)	(531,046)	$(444.0)
Proceeds from sale of property, plant and equipment		5,129	25,897	21.7
Decrease in accounts receivable – other (note 10)		1,072	526,879	440.5
Decrease in other assets		26,073	53,208	44.5
Purchases of equity securities of affiliates		(201,635)	(302,820)	(253.2)
Purchases of available-for-sale securities		(32,834)	(72,061)	(60.2)
Purchase of short-term financial instruments		(21,265)	(21,265)	(17.8)
Proceeds from sale of available-for-sale securities		—	116,412	97.3

Net cash used in investing activities		(591,545)	(204,796)	(171.2)

Cash flows from financing activities:
Repayment of short-term borrowings		—	(500,000)	(418.1)
Repayment of long-term debt		(340,866)	(684,059)	(571.9)
Proceeds from issuance of long-term debt		422,900	541,580	452.8
Decrease in refundable deposits for telephone installation		(120,940)	(205,060)	(171.4)
Reacquisition of treasury stock		(138,069)	(138,483)	(115.8)
Payment of dividends		(213,387)	(213,404)	(178.4)
Other, net		(2,685)	(3,412)	(2.9)

Net cash used in financing activities		(393,047)	(1,202,838)	(1,005.7)

Net increase (decrease) in cash and cash equivalents		(61,900)	157,727	131.9
Cash and cash equivalents at beginning of period		1,072,965	853,338	713.5

Cash and cash equivalents at end of period	(Won)	1,011,065	1,011,065	$845.4

See accompanying notes to financial statements.

KT CORPORATION

Notes to Financial statements

June 30, 2002 and 2003

(Unaudited)

(1)	The Company

KT Corporation (“KT” or the “Company”) commenced operation on January 1, 1982 through the segregation of specified operations from the Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued additional shares of 24,282,195 on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of all of its equity interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other Government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subjected to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a material adverse effect on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(a)	Basis of Presenting Financial Statements, Continued

The accompanying financial statements include only the accounts of KT, and do not consolidate the accounts of any of KT’s subsidiaries (see note 9). Instead, these entities are accounted for under the equity method of accounting.

In addition, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years would be adjusted to the beginning balance of retained earnings. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported net earnings but, due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” stockholders’ equity as of December 31, 2002 increased by (Won)212,887 million, the amount of dividends in the statements of appropriation of retained earnings for the year ended December 31, 2002.

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits, restricted bank deposits.

(d)	Allowance for Doubtful Accounts

The allowances for doubtful notes and accounts receivable are based on an analysis of portfolio quality and management’s judgment.

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to net realizable value.

(f)	Investments in Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 8, “Investments in Securities”. In accordance with this standard, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

As allowed by this standard, certain amounts in the prior year financial statements were reclassified to conform to the current year’s presentation.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but are under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise significant influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the Government on January 1, 1982 are stated at net revalued amounts.

Prior to January 1, 2003, the Company capitalized interest cost, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses on all borrowings.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels and concrete and steel telephone poles	20-40
Other	3-15
Ships	5-12
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Other tools, furniture and fixtures	2-8

(i)	Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and other intangible assets. The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(j)	Intangible Assets

Intangible assets, consisting of rights to exclusive usage and deferred development costs, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(j)	Intangible Assets, Continued

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of (Won)116,847 million and (Won)115,658 million, including deferred amounts of (Won)7,575 million and (Won)6,265 million, for the six-month periods ended June 30, 2002 and 2003, respectively.

(k)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

(l)	Convertible Notes and Bonds with Warrants

Prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, since the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, the convertible notes are treated as available -for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity.

The Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(m)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(n)	Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing free gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(o)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives.

(p)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(q)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer.

Prior to April 15, 2001, the Company revised the telephone installation deposit system which allowed customers to choose between alternative plans for initiating basic telephone services. Under these alternatives, customers can elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

Effective January 1, 2003, the Company adopted SKAS No. 4, “Revenue Recognition,” clarifying existing standards regarding revenue recognition. The Company’s current policy for revenue recognition is not significantly different from the requirements of SKAS No. 4.

(r)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2002 and June 30, 2003, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at (Won)1,200.4 to US$1 and (Won)1,193.1 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate ruling at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Derivatives

Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

(t)	Income Taxes

Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received, and the difference between the exercise price and market price is included in compensation cost and credited to the capital adjustment account.

(v)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share are calculated by using the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of convertible notes.

(w)	Use of Estimates

The preparation of financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Basis of Translating Financial Statement

The financial statements are expressed in Korean won and, solely for the convenience of the reader, the financial statements as of and for the six-month period ended June 30, 2003, have been translated into United States dollars at the rate of (Won)1,196.0 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2003. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Passbook accounts	(Won)	11,173	49
Cash in transit		610,207	611,736
Time deposits		231,958	399,280

	(Won)	853,338	1,011,065

(5)	Restricted Deposits

There are certain amounts included in short-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2002 and June 30, 2003 as follows:

	Millions
	2002		2003
Short-term financial instruments	(Won)	5,699	6,964

(6)	Inventories

Inventories as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Construction and repair materials	(Won)	50,485	32,872
Merchandise		29,938	33,916

	(Won)	80,423	66,788

(7)	Other Current Assets

Other current assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Current portion of long-term loans to employees	(Won)	153,255	151,969
Prepaid expenses		12,510	68,432
Prepayments		15,711	16,703
Accrued interest income		2,304	4,124
Refundable deposits		2,321	3,805
Interest rate swap (note 24)		—	7,202
Short-term loans		240	239
Other		479	1,681

	(Won)	186,820	254,155

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(8)	Investment in Securities

Investment in securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

(a)	Available-for-sale securities

(i) Equity securities

	Percentage of ownership(%)		Millions
	2002	2003	2002		2003
Current assets:
SK Telecom Co., Ltd. (“SK Telecom”)	4.3	—	(Won)	853,280	—

Investment assets:
New Skies Satellites N.V.	1.4	1.4	(Won)	9,245	12,202
Intelsat, Ltd.	0.7	0.7		6,222	6,222
Inmarsat Ventures plc.	2.3	2.3		15,015	15,015
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307	307
Real Telecom Corporation	7.8	7.8		5,190	5,190
Polytech Adventure Town, Inc.	6.7	6.7		200	200
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund NO. 1	89.3	89.3		3,303	3,303
Mirae Asset Securities Co., Ltd.	4.4	4.4		5,000	5,000
Korea Telecom Venture Fund No. 1	70.0	70.0		14,000	14,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
ICO Global Communication (Holdings) Limited.	0.1	0.1		617	617
Information and Communication Financial Cooperative	0.1	0.1		16	16
Korea Information Technology Fund	23.3	23.3		70,000	70,000
DAEGU FC	1.0	1.0		300	300
Kookmin Credit Information Inc.	13.0	13.0		1,202	1,202

			(Won)	138,417	141,374

Investments in equity securities above, except for New Skies Satellites N.V., that do not have readily determinable fair values are stated at cost.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held of the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of (Won)211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares (4.50%) of SK Telecom for 14,353,674 shares (4.89%) of treasury stock plus cash of (Won)122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sales securities in the amount of (Won)775,241 million for the six-month period ended June, 30, 2003.

(ii) Debt securities

	Millions
	2002		2003
Current assets:
Monetary stabilization bonds	(Won)	—	20,400
Commercial paper		—	39,860

	(Won)	—	60,260

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(8)	Investment in Securities, Continued

(a)	Available-for-sale securities, Continued

(ii) Debt securities, Continued

	Millions
	2002		2003
Investment assets:
Convertible notes of KTF	(Won)	336,790	321,673
Equity-linked securities		97,495	72,042
Beneficiary certificates		—	9,998

	(Won)	434,285	403,713

The Company invested in convertible notes issued by KT Freetel Co., Ltd. (“KTF”) in 2002. The details are as follows:

Issuance date:	November 29, 2002
Issuance amount (millions):	(Won)336,200
Nominal interest rate:	1% per annum
Redemption premium:	3% per annum
Maturity date:	November 28, 2005
Conversion price:	(Won)37,200 per share
Conversion period:	On or after November 30, 2003 through November 27, 2005
Total number of shares convertible into:	9,037,634 shares

On April 11, 2002, the Company purchased equity-linked securities from Citigroup Global markets Inc. (“CGMI”). The equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below (Won)150,930 and (Won)154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less (Won)301,860 and (Won)308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SKT shares.

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. As of June 30, 2003, SK Telecom shares were quoted at (Won)204,000 per share, resulting in an unrealized loss of (Won)60,552 million.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(8)	Investment in Securities, Continued

(b)	Available-for-sale securities, Continued

(iii) Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Beginning balance	(Won)	742,806
Realized gains on disposition of securities		(781,407)
Changes in unrealized gains, net		(40,618)

Net balance at end of period	(Won)	(79,219)

(c)	Held-to-maturity securities

	Millions
	2002		2003
Current assets:
Government and municipal bonds	(Won)	218	311

Long-term assets:
Government and municipal bonds	(Won)	3,239	3,543

(9)	Investment in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 and June 30, 2003, are summarized as follows:

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
KT Infotech Corporation	15.6	15.6	(Won)	4,105	4,324
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,383	6,087
KT Powertel Co. (“KTP”)	45.4	44.9		35,767	36,100
KT Solutions Corporation	100.0	100.0		79,968	73,717
KT Linkus Co.	93.8	93.8		76,924	78,146
KT Hitel Co., Ltd. (“KTH”)	65.9	65.9		120,377	128,659
KT Freetel Co., Ltd. (“KTF”)	40.3	44.7		2,362,548	2,629,459
KT China Co., Ltd. (“KTCC”)	—	100.0		—	853
KT Realty Development and Management Co., Ltd.	19.0	19.0		1,501	1,731
Korea Telecom America, Inc. (“KTAI”)	100.0	100.0		2,997	3,075
Korea Telecom Philippines, Inc. (“KTPI”)	100.0	100.0		—	—
KT Commerce, Inc.	19.0	19.0		770	580
Mongolian Telecommunications Co.	40.0	40.0		5,693	5,157
KT Submarine Co., Ltd. (“KTSC”)	36.9	36.9		21,686	23,169
New Telephone Company (“NTC”)	72.5	72.5		23,171	29,219
Korea Telecom Japan Co., Ltd. (“KTJ”)	100.0	100.0		—	—
Korea Digital Satellite Broadcasting Co. (“KDB”)	15.0	15.0		29,920	19,258
Korea Information Data Corp.	19.0	19.0		5,233	6,045
Korea Information Service Corp.	19.0	19.0		3,632	4,335
KT Instrument & Communication Corp.	19.0	19.0		210	157
Korea IT Venture Partners Inc.	28.0	28.0		8,529	9,340
KBSi Co., Ltd. (formerly, Crezio.Com)	32.4	32.4		2,153	1,941
Bank Town Co., Ltd.	19.0	19.0		408	354
eNtoB Corp.	15.6	15.6		1,706	2,140

			(Won)	2,795,681	3,063,846

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(9)	Investment in Equity Securities of Affiliated Companies, Continued

On March 6, 2003, KTF merged KT ICOM into itself by issuing additional 7,082,476 shares of its common stock to the minority shareholders of KT ICOM, which has resulted in a decrease in the Company’s equity ownership interest. In addition, the Company acquired an additional 11,254,083 shares of KTF for (Won)300,838 million, increasing its equity ownership interest to 44.7%.

KTP merged Anam Telecom Ltd. into itself on February 5, 2003, which has resulted in a decrease in the Company’s equity ownership interest to 44.9%.

In March, 2003, the Company invested (Won)1,244 million in KTCC, which is a wholly-owned subsidiary located in China.

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity in gain (loss) in 2002	Unrealized valuation gain (loss)	Dividends Received in 2002	Disposal or reclassification	Book value
KT Infotech Corporation	(Won)	3,011	5,947	632	(61)	—	(5,424)	4,105
Korea Telephone Directory Co., Ltd.		6,800	1,467	116	—	—	—	8,383
KT ICOM Co., Ltd		838,528	8,850	(380)	—	—	(846,998)	—
KT Powertel Co.		55,135	(20,402)	(1,371)	2,405	—	—	35,767
KT Solutions Corporation		49,800	29,834	334	—	—	—	79,968
KT Linkus Co., Ltd.		50,861	12,306	8,582	5,554	(379)	—	76,924
KT Hitel Co., Ltd.		67,780	50,049	7,764	(5,216)	—	—	120,377
KT Freetel Co., Ltd.		3,063,807	(611,212)	(107,670)	17,623	—	—	2,362,548
KT Commerce, Inc.		1,330	—	(560)	—	—	—	770
KT Realty Development and Management Co., Ltd.		760	2,419	188	(2)	—	(1,864)	1,501
Korea Telecom America, Inc.		4,783	(5,068)	293	2,989	—	—	2,997
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—	—
Mongolian Telecommunications Co.		3,450	4,677	1,457	(3,692)	(199)	—	5,693
KT Submarine Co., Ltd.		8,085	11,426	2,189	794	(808)	—	21,686
Korea Digital Satellite Broadcasting Co.		49,500	(1,992)	(17,588)	—	—	—	29,920
Korea Information Data Corp.		3,800	306	1,127	—	—	—	5,233
Korea Information Service Corp.		2,850	300	482	—	—	—	3,632
KBSi Co., Ltd.		4,760	(2,014)	(593)	—	—	—	2,153
Bank Town Co., Ltd.		190	17	201	—	—	—	408
eNtoB Corp.		2,500	(639)	(155)	—	—	—	1,706
New Telephone Company		33,064	(552)	4,130	(13,471)	—	—	23,171
Korea Telecom Japan Co., Ltd.		6,586	(3,140)	(3,446)	—	—	—	—
Kook Min Credit Information Inc.		851	(9)	359	—	—	(1,201)	—
KT Instrument & Communication Corp.		95	53	62	—	—	—	210
Korea IT Venture, Inc.		9,000	3,557	(3,365)	(391)	(272)	—	8,529

	(Won)	4,269,807	(516,301)	(107,212)	6,532	(1,658)	(855,487)	2,795,681

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(9)	Investment in Equity Securities of Affiliated Companies, Continued

Investments in affiliated companies accounted for using the equity method, as of June 30, 2003 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity in gain (loss) in 2003	Unrealized valuation gain (loss)	Dividends received in 2003	Book value
KT Infotech Corporation	(Won)	3,011	1,155	283	(65)	(60)	4,324
Korea Telephone Directory Co., Ltd.		6,800	1,583	(2,296)	—	—	6,087
KT Powertel Co.		55,135	(21,773)	308	2,430	—	36,100
KT Solutions Corporation		49,800	30,168	(6,251)	—	—	73,717
KT Linkus Co., Ltd.		50,861	20,509	1,210	5,566	—	78,146
KT Hitel Co., Ltd.		67,780	57,768	7,206	(4,095)	—	128,659
KT Freetel Co., Ltd.		3,364,645	(720,298)	(76,997)	62,109	—	2,629,459
KT Commerce, Inc.		1,330	(576)	(174)	—	—	580
KT China Co., Ltd.		1,244	—	(341)	(50)	—	853
KT Realty Development and Management Co., Ltd.		760	743	232	(4)	—	1,731
Korea Telecom America, Inc.		4,783	(4,775)	97	2,970	—	3,075
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—
Mongolian Telecommunications Co.		3,450	5,935	130	(4,358)	—	5,157
KT Submarine Co., Ltd.		8,085	12,807	1,887	794	(404)	23,169
Korea Digital Satellite Broadcasting Co.		49,500	(19,580)	(10,660)	(2)	—	19,258
Korea Information Data Corp		3,800	1,420	825	—	—	6,045
Korea Information Service Corp.		2,850	763	688	34	—	4,335
KBSi Co., Ltd.		4,760	(2,607)	(212)	—	—	1,941
Bank Town Co., Ltd.		190	218	(54)	—	—	354
eNtoB Corp.		2,500	(815)	455	—	—	2,140
New Telephone Company		33,064	3,578	5,611	(13,034)	—	29,219
Korea Telecom Japan Co., Ltd		6,586	(6,586)	—	—	—	—
KT Instrument & Communication Corp.		95	115	(53)	—	—	157
Korea IT Venture Partners, Inc.		9,000	(80)	788	(368)	—	9,340

	(Won)	3,732,510	(642,809)	(77,318)	51,927	(464)	3,063,846

Effective January 1, 2003, KT’s subsidiaries adopted Statement of Korea Accounting Standards No. 3, “ Intangible Assets.” In accordance with this standard, the cumulative effect on prior years of this change in the accounting has been credited to the beginning balance of retained earnings. Therefore, under the equity method of accounting, the Company has charged (Won)1,530 million of change in retained earnings of investee companies to the beginning balance of its own retained earnings.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(10)	Transactions and Balances with Affiliated Companies

(a)	Significant transactions which occurred in the normal course of business with affiliated companies for the three and six-month periods ended June 30, 2002 and 2003 are summarized as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Operating revenues	(Won)	107,750	217,974	124,576	238,944
Operating expenses		181,432	373,576	184,285	381,660
Interest income from KTF		—	—	3,348	5,010
Other income		4,261	5,347	3,917	37,901

(b)	Significant account balances which occurred in the normal course of business with affiliated companies as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002	2003
Trade notes and accounts receivable	26,425	21,953
Accounts receivable - other	337,643	23,182
Convertible notes of KTF	336,200	321,673
Refundable deposits for telephone installation	3,208	2,683
Trade accounts payable	129,364	75,643
Key money deposits	57,529	53,516
Other	29,074	40,383

In December 2002, KT disposed of its equity interest comprising 46,584,905 shares of common stock in KTICOM to KTF at (Won)18,227 per share. In March 2003, KT received the remainder of the transaction amounting to (Won)312,933 million from KTF.

(c)	As of June 30, 2003, the Company has provided guarantees of the following affiliates’ indebtedness and contract performance as follows:

Affiliated company	Millions
KTSC	(Won)	54,770
KTF		7,039
NTC		9,545

	(Won)	71,354

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(11)	Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Land	(Won)	1,002,835	1,001,986
Buildings and structures		3,772,538	3,777,264
Machinery and equipment		27,530,454	27,089,273
Vehicles and ships		58,883	60,891
Tools, furniture and fixtures		1,112,852	1,117,969
Construction in progress		386,661	546,115

		33,864,223	33,593,498
Less accumulated depreciation		(22,054,326)	(22,374,507)

Net property, plant and equipment	(Won)	11,809,897	11,218,991

Property, plant and equipment were insured against fire damage up to an amount of (Won)504,212 million and (Won)475,978 million as of December 31, 2002 and June 30, 2003, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising form automobile accidents.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2003, as announced by the Minister of Construction and Transportation, is as follows:

	Millions
	Book value		Declared value
Head office	(Won)	130,855	246,298
Metropolitan District		387,910	1,544,139
Busan District		97,540	375,744
Jeonnam District		90,061	244,481
Daegu District		114,959	401,556
Chungnam District		47,626	118,245
Jeonbuk District		47,471	104,108
Kangwon District		42,898	83,942
Chungbuk District		28,421	57,001
Cheju District		14,245	29,443

	(Won)	1,001,986	3,204,957

The officially declared value, which is used for government purposes, is not intended to, and does not, represent fair value.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(12)	Other Assets

Other assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Deferred income tax asset, net (note 27)	(Won)	376,285	307,929
Long-term loans to employees		861,480	794,479
Long-term loans		39,691	38,468
Leasehold rights and deposits		60,000	64,689
Long-term accounts receivable - trade		48,601	59,080
Long-term accounts receivable - other		7,797	5,800
Intangible assets, net		223,978	209,585
Other		35,847	41,189

	(Won)	1,653,679	1,521,219

(13)	Short-term Borrowings

Short-term borrowings as of December 31, 2002 and June 30, 2003 are summarized as follows:

Debt instrument/Lender	Interest rate per annum	Millions
		2002		2003
Commercial paper	4.73~4.85%		170,000	—
Nong-Hyup Bank	4.87%		330,000	—

		(Won)	500,000	—

(14)	Other Current Liabilities

Other current liabilities as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Key money deposits	(Won)	127,436	145,133
Dividends payable		1,316	800
Unearned income		5,616	5,353
Payables from interest swaption (note 24)		1,459	1,331
Payables from interest swap (note 24)		7,662	—
Payables from currency swap (note 24)		—	2,671

	(Won)	143,489	155,288

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(15)	Long-term Debt

Long-term debt as of December 31, 2002 and June 30, 2003 is summarized as follows:

	Interest rate per annum	Maturity date	Millions
			2002		2003
Local currency (won) debt :
Bonds issued	5.00-10.20%	2003-2011	(Won)	4,495,000	4,040,000
Convertible notes	3.00%	2005		1,322,704	1,322,592
Information and Telecommunication Improvement Fund	4.68-7.25%	2004-2008		93,066	110,407

				5,910,770	5,472,999

Foreign currency (US dollars) debt:
Convertible notes	0.25%	2007		1,593,878	1,593,878
Bonds with warrants	4.30%	2005		600,200	596,550
Yankee bonds	7.50-7.63%	2006-2007		420,140	417,585
Bonds	Libor+0.45%	2005		120,040	238,620
Loans	Libor+0.80%	2006		—	178,965

				2,734,258	3,025,598

Total				8,645,028	8,498,597
Add : Premium on bonds				11,076	20,515
Less: Current portion, net of discount Discount on long-term debt				1,045,791	1,028,380
				47,823	41,984

			(Won)	7,562,490	7,448,748

Convertible notes and bonds with warrants issued by the Company are summarized are as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date
Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 4, 2005
Convertible notes	May 25, 2002	(Won)	1,397,349	3.00%	May 25, 2005

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price is (Won)61,922 per share of common stock, which allows the bondholders to obtain up to 25,251,552 shares except for the portion of early retirement of the convertible notes.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants are entitled to exercise the warrants from January 4, 2003 to January 1, 2004. The warrants have an exercise price of (Won)69,416 per share of common stock, which allows the bondholders to obtain up to 9,270,200 shares.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(15)	Long-term Debt, Continued

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price is (Won)59,400 per share of common stock, which allows the bondholders to obtain up to 22,265,850 shares except for the portion of early retirement of the convertible notes and 12,679 shares of common stock converted. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognized interest expense on convertible notes using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of (Won)74,000 million for US$116,743 thousand and (Won)77,839 million.

Aggregate principal maturities for the Company’s long-term debt as of June 30, 2003 are as follows:

Fiscal period ending June 30,	Millions
2004	(Won)	1,028,380
2005		2,589,546
2006		1,535,875
2007		1,948,196
2008		926,600
Thereafter		470,000

	(Won)	8,498,597

(16)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

KT had the telephone installation system to allow customers to choose between alternative plans for basic telephone service, permitting customers the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees are included in operating revenues in the statements of earnings. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, KT has the telephone installation system, whereby new customers are required to pay a non-refundable service initiation fee.

(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Estimated severance benefit liability at beginning of period	(Won)	440,936	654,792
Provision for the period		243,687	128,279
Payments		(29,831)	(33,121)

Estimated severance benefit liability at end of period		654,792	749,950
Deposit for severance benefit insurance		(320,000)	(320,284)

Net balance at end of period	(Won)	334,792	429,666

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(18)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Accrual for customer call bonus points	(Won)	87,967	95,496
Key money deposits from customers		21,989	18,577
Advanced receipts		20,383	19,853
Accrued expenses		17,509	—

	(Won)	147,848	133,926

(19)	Assets and Liabilities Denominated in Foreign Currencies

The won equivalents of assets and liabilities denominated in foreign currencies as of December 31, 2002 and June 30, 2003 are as follows:

	Millions
	2002		2003
Assets
Cash and cash equivalents	(Won)	69,497	128,569
Trade accounts receivable		212,392	209,180
Accounts receivable – other		19,223	19,106
Short-term loans		240	239
Long-term loans		39,691	38,468

	(Won)	341,043	395,562

Liabilities
Trade accounts payable	(Won)	224,839	213,537
Long-term debt, including current portion		1,140,380	1,431,720
Convertible notes		1,593,878	1,593,878

	(Won)	2,959,097	3,239,135

(20)	Common Stock

Changes in common stock for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2002	312,199,659	(Won)	1,560,998
Retirement of treasury stock on October 9, 2002	(3,122,000)		—

Balance at December 31, 2002	309,077,659	(Won)	1,560,998

Retirement of treasure stock on January 6, 2003	(15,454,659)		—
Retirement of treasure stock on June 20, 2003	(2,937,000)		—

Balance at June 30, 2003	290,686,000	(Won)	1,560,998

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(21)	Capital Surplus

Capital surplus as of December 31, 2002 and June 30, 2003 is summarized as follows:

	Millions
	2002		2003
Paid-in capital in excess of par value	(Won)	1,440,258	1,440,258

	(Won)	1,440,258	1,440,258

(22)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2002 and June 30, 2003 are summarized as follows:

	Millions
	2002		2003
Involuntary reserve:
Legal reserve	(Won)	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		193,101	443,416
Reserve for technology and human resource development		6,667	3,333
Reserve for social overhead capital		23,333	3,333
Reserve for business expansion		5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947

	(Won)	6,442,265	8,025,853

The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development. These reserves may be used for research, development and facilities expansion of KT.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to transfer from retained earnings the amount of tax benefits obtained into reserves for social overhead capital investment and technology development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. The Company was, however, required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

Due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” appropriated retained earnings as of December 31, 2002 decreased by (Won)1,583,588 million, the amount of appropriation declared by the Company but not approved by the shareholders’ meeting.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(23)	Treasury Stock

During the first half of 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of (Won)100 billion. This trust fund is managed by a certain bank, which is used primarily as a vehicle for trading the shares of common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,250,330 shares and 1,259,170 shares as of December 31, 2002 and June 30, 2003, respectively.

On January 4 and May 24, 2002, the Company reacquired 36,770,183 shares and 23,524,392 shares for (Won)1,963,527 million and (Won)1,270,317 million, representing 11.78% and 7.54% of its common stock, respectively, from the Ministry of Information and Communication.

During 2002 and 2003, certain holders of the convertible notes (see note 15) converted their notes into the shares of the Company’s common stock; therefore, 12,679 shares of treasury stock were reissued to the former note holders.

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock and cash of (Won)211,868 million on December 30, 2002 and retired these treasury stock by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock and cash of (Won)122,679 million.

In addition, the Company reacquired 2,937,000 shares of treasury stock on April 24, 2003 and retired these treasury shares with a charge to retained earnings on June 20, 2003. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 to 290,686,000.

(24)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately (Won)30 billion, and the Company made a provision of (Won)30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the appeal. The Company filed an appeal in the Seoul High Court and intends to continue to seek redress in the courts.

In October 2000, approximately 4,500 of the former and current employees who had previously been employed by the MIC and transferred to the Company in 1981 filed a lawsuit against the Company claiming that the Company owes them an additional (Won)27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants. However, on July 7, 2003, the Seoul High Court reversed the Seoul District Court’s decision and ruled in favor of the Company. Consistent with prior year, the Company has not recorded an accrual for this matter.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to (Won)82,287 million and (Won)68,414 million as of December 31, 2002 and June 30, 2003, respectively. Management believes that the ultimate settlement of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	During the first half of 2003, the Company contributed (Won)50,000 million to a labor welfare fund. The budget for 2003 amounts to (Won)100,000 million.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(24)	Commitments and Contingencies, Continued

(c)	Tax audit

Starting June 2, 2003, the Company has been under a tax audit for the period from 1998 to 2002 by the Korea National Tax Service. The tax audit is expected to continue for the next 90 days. Management is unable to estimate the financial impact, if any, of the tax audit on the accompanying financial statements.

(d)	Interest rate swaption

The Company entered into interest rate swaption contracts with Citibank for variable rates of interest in place of fixed rates of interest in 2002. Details of interest rate swaption contracts outstanding as of June 30, 2003 are as follows:

Bank	Swaption premium (millions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citibank	(Won)	1,913	1.975%	CD rate	April 16, 2005	Selling

Under the interest swaption contracts, the Company recognized a valuation gain of (Won)128 million for the six-month period ended June 30, 2003.

(e)	Interest rate swap

The Company entered into two interest rate swap contracts with J.P. Morgan for variable rates of interest in place of fixed rates of interest during March 2003.

Details of interest rate swap contracts outstanding as of June 30, 2003, are as follows:

Bank	Nominal premium (thousands)	Fixed amount (millions)		Fixed interest rate (1 year)	Variable interest rate (1 year)	Terminal date
J.P. Morgan	$1,600	US$	150	7.500%	Libor+4.320%	Jun. 1, 2006
J.P. Morgan	$500	US$	200	7.625%	Libor+4.610%	Apr. 15, 2007
Shinhan Bank	—	(Won)	180,000	6.350%	Libor+2.47%+Contingent spread	Sep. 30, 2007

Under the interest rate swap contracts, the Company recognized a valuation gain of (Won)6,858 million for the six-month period ended June 30, 2003. In addition, the Company settled two contracts before terminal date and recognized a transaction gain of (Won)8,170 million in 2003.

(f)	Currency swap

The Company entered into currency swap contracts with J.P. Morgan for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollars during June 2003.

Details of currency swap contracts outstanding as of June 30, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)		Fixed interest rate(US$)	Fixed interest rate (won)	Terminal date
J.P. Morgan	$50	(Won)	59,750	4.3%	6.17%	Jan. 3, 2005
J.P. Morgan	$150	(Won)	179,760	Libor+0.80%	Libor+2.64%	Jun. 23, 2006

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(24)	Commitments and Contingencies, Continued

(f)	Currency swap, Continued

Under the currency swap contracts, the Company recognized a valuation loss of (Won)1,546 million during June 2003.

(25)	Operating Revenues

Operating revenues for the three and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Internet services	(Won)	498,441	950,843	597,210	1,146,957
Data Communication services		50,777	103,744	46,481	92,224
Rental income from wire and other facilities		364,736	710,498	320,633	648,985
Telephone services		1,801,565	3,659,146	1,744,156	3,516,439
Wireless services		162,788	330,692	175,466	411,861
Satellite services		28,418	60,744	31,010	60,966
System integration services		15,379	30,557	24,728	49,133
Real estate rental services		9,031	18,507	11,190	22,881
Other		28,886	52,762	21,779	44,826

		2,960,021	5,917,493	2,972,653	5,994,272
Less: sales allowances and discounts		60,750	89,956	25,888	75,404

	(Won)	2,899,271	5,827,537	2,946,765	5,918,868

Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2002 are reclassified into operating revenues.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(26)	Operating Expenses

Operating expenses for the three and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Salaries and wages	(Won)	615,411	1,015,781	476,052	923,480
Compensation expenses (note 29)		—	—	1,623	2,929
Provision for retirement and severance benefits, including early retirement payments		77,122	125,269	53,284	128,279
Employee benefits		103,803	252,861	133,375	257,044
Communications		10,617	21,217	10,456	20,878
Utilities		26,255	55,884	29,874	62,244
Taxes and dues		13,241	41,164	18,416	38,643
Rent		16,638	35,140	10,993	26,569
Depreciation		612,961	1,218,948	573,799	1,122,446
Amortization		13,220	25,908	13,619	28,070
Repairs and maintenance		104,668	139,488	82,549	128,881
Automobile maintenance		4,558	7,926	4,046	8,133
Commissions		140,696	273,576	148,177	281,509
Advertising		49,647	73,982	43,598	67,402
Education and training		13,657	22,040	12,168	22,073
Research and development		57,362	109,272	57,509	109,393
Travel		7,836	14,125	6,566	12,723
Supplies		6,797	13,474	6,838	15,321
Interconnection charges		294,793	587,062	258,107	549,219
Cost of PCS handsets sold		65,072	159,402	77,613	200,478
Charges for PCS network		43,498	75,643	48,564	94,114
Cost of miscellaneous services		61,272	115,847	82,771	125,976
International settlement payment		50,100	85,431	44,656	98,352
Commissions for system integration service		14,612	30,165	23,540	45,882
Promotion		36,513	74,763	46,294	84,908
Sales commission		13,046	21,769	30,416	62,358
Provision for doubtful accounts		15,068	46,935	60,583	109,053
Other		9,424	16,893	9,581	17,772

		2,477,887	4,659,965	2,365,067	4,644,129
Less: amounts included in construction in progress		38,848	72,290	29,498	61,135

	(Won)	2,439,039	4,587,675	2,335,569	4,582,994

Operating expenses for the three-month periods ended June 30, 2002 and 2003, includes (Won)25,975 million and (Won)22,500 million, respectively, of additional labor cost for the first quarter in accordance with an annual salary increase negotiation with the labor union.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(27)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Rates
Up to (Won)100 million	16.5%
Over (Won)100 million	29.7%

The components of income tax expense for the three and six-month periods ended June 30, 2002 and 2003 are as follows:

	Millions
	2002			2003
	three-month period		six-month period	three-month period	six-month period
Current income tax expense	(Won)	147,514	291,590	173,641	574,915
Deferred income tax expense		24,624	76,948	93,507	68,353

	(Won)	172,138	368,538	267,148	643,268

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the six-month periods ended June 30, 2002 and 2003 for the following reasons:

	Millions
	2002		2003
Provision for income taxes at normal tax rates	(Won)	403,451	560,811
Tax effect of permanent differences, net		7,774	4,688
Investment tax credit		(42,687)	(45,000)
Impairment of deferred tax asset		—	122,769

Actual provision for income taxes	(Won)	368,538	643,268

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 27.1% and 34.1% for the six-month periods ended June 30, 2002 and 2003, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2002 and June 30, 2003 are presented below:

	Millions
	2002		2003
Deferred income tax assets:
Retirement and severance benefits	(Won)	22,597	38,667
Allowance for doubtful accounts		80,338	110,210
Refundable deposits for telephone installation		26,505	22,939
Equity in losses of affiliates		202,273	225,236
Tax credit carryforwards		43,214	—
Other, net		44,494	71,774

Total deferred income tax assets		419,421	468,826

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(27)	Income Taxes, Continued

	Millions
	2002		2003
Deferred income tax liabilities:
Depreciation	(Won)	42,373	37,140
Accrued interest income		763	988

Total deferred income tax liabilities		43,136	38,128

Valuation reduction		—	122,769

Net deferred income tax asset	(Won)	376,285	307,929

The Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off the related deferred tax assets in the amount of (Won)122,769 million by a charge to deferred income tax expense in the second quarter of 2003.

(28)	Earnings Per Share

(a)	Earnings per share of common stock for the three-month periods ended June 30, 2002 and 2003 are calculated as follows:

(i) Basic earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	488,416	284,356
Weighted-average number of shares common stock (in thousands)		261,323	216,417

Basic earnings per share (in won)	(Won)	1,869	1,314

(ii) Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	488,416	284,356
Adjustments:
Interest expense on convertible notes		6,645	12,873

Net earnings available for common and common equivalent shares		495,061	297,229
Weighted-average number of common and common equivalent shares (in thousands)		312,347	263,934

Diluted earnings per share (in won)	(Won)	1,585	1,126

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(28)	Earnings Per Share, Continued

(b)	Earnings per share of common stock for the six-month periods ended June 30, 2002 and 2003 are calculated as follows:

(i)	Basic earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	989,882	1,244,986
Weighted-average number of shares common stock (in thousands)		269,954	217,785

Basic earnings per share (in won)	(Won)	3,667	5,717

(ii)	Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	(Won)	989,882	1,244,986
Adjustments:
Interest expense on convertible notes		7,746	25,584

Net earnings available for common and common equivalent shares		997,628	1,270,570
Weighted-average number of common and common equivalent shares (in thousands)		301,807	265,302

Diluted earnings per share (in won)	(Won)	3,306	4,789

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of June 30, 2003 are as follows:

Potentially dilutive shares (thousands)
Convertible notes	47,519
Bonds with warrants	9,270
Stock options	479

Bonds with warrants and stock options did not enter into the determination of diluted earnings per share because of lack of a dilutive effect on the exercise of warrants.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(29)	Stock Options

On December 26, 2002, the Company granted stock options to its officers for purchases of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of (Won)70,000 per share. However, the number of stock options granted decreased to 479,067 shares and the total cost of compensation from (Won)12,590 million to (Won)10,714 million because of resignation of a number of officers. The options can be exercised during the period from December 27, 2004 to December 26, 2009 upon completion of two years mandatory service periods. Option holders can exercise one third of total options annually from 2004. The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation expense which is amortized to expense over the option vesting period.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

Risk free interest rate:	5.46%
Expected exercise period:	4.5 years to 5.5 years
Expected standard deviation of stock price:	49.07% ~ 49.90%
Expected dividend yield ratio :	1.10%

Changes in the total cost of compensation for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Total cost of compensation	(Won)	10,714
Accumulated cost recognized in prior periods		(103)
Cost recognized for the period		(2,929)

Cost recognized in future period	(Won)	7,682

(30)	Non-cash Financing and Investing Activities

Significant non-cash financing and investing activities for the six-month period ended June 30, 2003 are summarized as follows:

	Millions
Long-term debt transferred to current liabilities	(Won)	734,027
Available-for-sale securities transferred to treasury stock		730,704
Inventory transferred to property, plant and equipment		62,910
Unrealized gains on equity securities of affiliates		45,395
Construction in progress transferred to property, plant and equipment		372,100

(31)	Contribution Payments for Research and Development

The Company made donations of (Won)52,202 million and (Won)31,065 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the six-month periods ended June 30, 2002 and 2003, respectively.

KT CORPORATION

Notes to Financial statements, Continued

(Unaudited)

(32)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues.

(33)	Economic Environment

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2003

KT Corporation

By:	/s/ Jeong - Soo Suh
Name:	Jeong - Soo Suh
Title:	Vice President and
Chief Financial Officer